

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 10, 2009

via U.S. mail and facsimile

Adam Wasserman, Chief Financial Officer
Gold Horse International, Inc.
c/o Jin Ma Group Co., Ltd.
31, TongDao South Road, Huiming District
Hohot, Inner Mongolia
People's Republic of China

> RE: **Gold Horse International, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **File No. 000-30311**

Dear Mr. Wasserman:

      We have reviewed your response letter dated July 13, 2009 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

1. We note your response to prior comment 3 and your Form 8-K filed July 6, 2009. Please tell us the status of your initial installment payment that was due July 24, 2009 under the Amendment Agreement. Tell us whether this amount was paid timely and if not, whether the Company accrued the default penalty of $654,900. Also tell us what consideration was given to disclosing an update to this required installment payment in a Form 8-K, otherwise please ensure that you disclose this information in future filings.

                        *   *   *   *

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Melissa Rocha at (202) 551-3854 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief